Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Apollo Endosurgery, Inc.:

We consent to the use of our reports dated March 18, 2019, with respect to the consolidated balance sheets of Apollo
Endosurgery, Inc. and subsidiaries as of December 31, 2018 and 2017, the related consolidated statements of operations and comprehensive loss, changes in stockholders’ equity, and cash flows for each of the years then ended, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated by reference herein and to the reference to our firm under the heading "Experts" in the registration statement.

Our report dated March 18, 2019, on the effectiveness of internal control over financial reporting as of December
31, 2018, expresses our opinion that Apollo Endosurgery, Inc. did not maintain effective internal control over financial reporting as of December 31, 2018 because of the effect of a material weakness on the achievement of the objectives of the control criteria and contains an explanatory paragraph that states the material weakness related to the transition in-house of the sales order to cash process (which includes revenue and accounts receivable) from a third-party service provider, where the Company’s risk assessment was not sufficient, and therefore ineffective, to ensure controls were designed and implemented to respond to the risks in the transition and sufficient resources were not available to implement the transition in the requisite timeframe. Additionally, the communication of objectives and responsibilities for internal controls related to the transition was insufficient, and therefore ineffective. As a result, we identified control deficiencies over the verification of sales orders including price change approvals, the approval of credit memos and the verification of the application of cash to individual customer account balances.

/s/ KPMG LLP

Austin, Texas
August 23, 2019